As filed with the Securities and Exchange Commission on February 12, 2002
                                                        Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              EMERGING VISION, INC.
             (Exact name of registrant as specified in its charter)
          New York                                   11-3096941
(State or other jurisdiction           (I.R.S. Employer Identification No.)
incorporation or organization)
                         100 Quentin Roosevelt Boulevard
                           Garden City, New York 11530
                                 (516) 390-2100
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               Joseph Silver, Esq.
                Vice President-Legal Affairs and General Counsel
                         100 Quentin Roosevelt Boulevard
                           Garden City, New York 11530
                                 (516) 390-2100
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                            Michael Hirschberg, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                            New York, New York 10020
                                 (212) 835-6270

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. |X|

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         Calculation of Registration Fee
====================  ============  ==============  ==============  ============
                                       Proposed       Proposed
Title of each class      Amount         maximum        maximum       Amount of
class of securites        to be     offering price    aggregate     registration
 to be registered      registered      per unit     offering price      fee
--------------------  ------------  --------------  --------------  ------------
--------------------  ------------  --------------  --------------  ------------
common stock, par       3,825,000     $0.0875 (1)      $334,688       $30.79(1)
value $.01 per share      shares

--------------------  ------------  --------------  --------------  ------------

     (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the bid and ask prices per share of our common stock, as reported on the OTC Bulletin Board, on February 11, 2002.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

PROSPECTUS                              Subject to Completion, February 12, 2002

                              EMERGING VISION, INC.


                        3,825,000 shares of common stock



     We are furnishing this document to you to allow the selling stockholder to sell up to an aggregate of 3,825,000 shares of our common stock consisting of 1,325,000 shares of our common stock outstanding and 2,500,000 shares of our common stock to be issued upon the exercise of warrants. The selling stockholder may sell these shares from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.



     Our common stock is quoted on the OTC Bulletin Board under the symbol "ISEE.OB". On February 11, 2002, the last reported sales price of our common stock as reported on the OTC Bulletin Board was $0.075 per share.



     We urge you to read carefully the "Risk Factors" section beginning on page 3 where we describe specific risks associated with an investment in our company and these securities before you make your investment decision.



     A copy of our annual report on Form 10-K, as amended, for the year ended December 31, 2000 and a copy of our quarterly report on Form 10-Q for the quarter ended September 30, 2001 accompany this prospectus.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is ____________, 2002

                                TABLE OF CONTENTS




     ABOUT EMERGING VISION, INC.............................................1


     RISK FACTORS...........................................................3


     THE OFFERING...........................................................10


     USE OF PROCEEDS........................................................10


     SELLING STOCKHOLDER....................................................10


     PLAN OF DISTRIBUTION...................................................11


     DESCRIPTION OF OUR CAPITAL STOCK.......................................13


     LEGAL MATTERS..........................................................14


     EXPERTS................................................................14


     WHERE YOU CAN FIND MORE INFORMATION....................................14


     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................16


     FORWARD-LOOKING STATEMENTS.............................................17

                           ABOUT EMERGING VISION, INC.

     We are one of the leaders in the development and operation of franchised and company-owned retail optical stores. We, along with our franchisees, develop and operate retail optical stores principally under the trade names "Sterling Optical" and "Site for Sore Eyes," which we refer to as "Sterling Stores." We also operate VisionCare of California, a specialized health care maintenance organization licensed by the California Department of Corporations. VisionCare of California employs licensed optometrists who render services in offices located immediately adjacent to, or within, most Sterling Stores located in California.

     Based upon our number of locations of company-owned and franchised stores, we are one of the largest chains of retail optical stores and the second largest chain of franchised optical stores in the United States. As of September 30, 2001, we had 210 Sterling Stores in operation, 33 of which were company-owned stores, including 7 stores managed by franchisees, and 170 of which were franchised stores. Currently, Sterling Stores are located in 26 States, the District of Columbia, Ontario, Canada and the U.S. Virgin Islands.

     Most Sterling Stores offer eyecare products and services, including prescription and non-prescription eyeglasses, eyeglass frames, ophthalmic lenses, contact lenses, sunglasses and a broad range of related items. To the extent permitted by individual state regulations, most Sterling Stores employ or affiliate with an optometrist to provide professional eye examinations to the public, and we fill the prescriptions written by these employed or affiliated optometrists, as well as unaffiliated optometrists and ophthalmologists. Most Sterling Stores are able to offer same-day service because most stores have an inventory of ophthalmic and contact lenses, as well as on-site lab equipment for cutting and edging ophthalmic lenses to fit into eyeglass frames.

     Although we entered into different businesses related to the eyecare industry over the past few years, we recently decided to concentrate all of our efforts on the retail optical business. We recently added several new members to our board of directors and several new senior executives, including a new chief executive officer who has extensive experience in the operation of retail optical businesses.

     In connection with our decision to concentrate our efforts on our retail optical business, we recently ceased operating and have sold substantially all of the assets of Insight Laser Centers, Inc., which is a 66.65% owned subsidiary of ours and which previously specialized in the operation of laser vision correction centers offering refractive laser surgical procedures.

     In 1998, we purchased substantially all of the assets of a full service ambulatory surgery center located in Garden City, New York; however, we sold these assets back to the owner of this facility on May 31, 2001.

     In 2000, we began developing a web-based, optical portal business that was intended to focus on business-to-business opportunities. In support of this strategy, we completed a private placement of our securities from which we raised in excess of $10 million. However, on March 28, 2001, we announced our board of directors' decision to discontinue further development of this business and have since disposed of substantially all of our assets related to this venture.

     We were organized under the laws of the State of New York in January 1992, and we changed our name to "Emerging Vision, Inc." effective April 17, 2000. Our principal executive offices are located at 100 Quentin Roosevelt Boulevard, Garden City, New York 11530. Our telephone number is (516) 390-2100 and our fax number is (516) 390-2150.

                                  RISK FACTORS

     An investment in our common stock involves a number of very significant risks. Because of these risks, only persons able to bear the risk of and withstand the loss of their entire investment should invest in our common stock. Prospective investors should also consider the following before making an investment decision.

OUR COMMON STOCK WAS DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH MAKES IT MORE DIFFICULT FOR SHAREHOLDERS TO SELL SHARES OF OUR COMMON STOCK.

     On August 24, 2001, The Nasdaq Stock Market terminated the listing of our common stock on The Nasdaq National Market as a result of our failure to maintain a minimum bid price for our common stock of $1.00 per share. As a result, our common stock began trading on the OTC Bulletin Board on August 24, 2001. The OTC is generally considered a less efficient market than The Nasdaq National Market. Shareholders are likely to find it more difficult to trade our common stock on the OTC than on The Nasdaq National Market. In order for our common stock to resume trading on The Nasdaq National Market, we must satisfy all of Nasdaq's requirements for initial listing on The Nasdaq National Market, apply for listing and be accepted for listing by Nasdaq. We do not currently satisfy Nasdaq's initial listing requirements for either The Nasdaq National Market or The Nasdaq SmallCap Market and we are unable to determine whether we will ever be able to satisfy either of those initial listing requirements.

THE APPLICATION OF THE "PENNY STOCK RULES" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     On February 11, 2002, the last reported sales price of our common stock was $0.075. Because the trading price of our common stock is less than $5.00 per share and our common stock no longer trades on either The Nasdaq National Market or The Nasdaq SmallCap Market, our common stock comes within the definition of a "penny stock." The "penny stock rules" impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must satisfy certain additional administrative criteria in order to effectuate sales of our common stock. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our securities and may affect your ability to resell our common stock.

WE HAVE INCURRED A SUBSTANTIAL NET LOSS FOR EACH OF THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000, AS WELL AS A LOSS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001, AND MAY NOT ATTAIN PROFITABILITY IN THE FUTURE.

     We suffered a substantial net loss for each of the years ended December 31, 1998, 1999 and 2000, as well as a loss for the nine month period ended September 30, 2001. Furthermore, we may not operate profitably or be commercially successful at any time in the foreseeable future, as our ability to attain profitability in the future will depend, in large part, on the uncertain general condition of our country's economy, competition and other factors regarding the retail optical industry, and our ability to implement and execute our business plan.

WE MAY NOT EXECUTE OUR BUSINESS PLAN SUCCESSFULLY WHICH WOULD NEGATIVELY IMPACT OUR ABILITY TO MAINTAIN ADEQUATE LIQUIDITY.

     Our ability to improve our cash flow during fiscal 2002 will depend in large part on our ability to successfully implement our business plan by improving our store profitability through increased monitoring of store by store operations; closing non-profitable, Company-operated store locations; reducing administrative overhead expenses; implementing new marketing programs; and seeking additional equity or debt financing, if available.

WE HAVE INCURRED SIGNIFICANT CASH FLOW LOSSES TO DATE AND WILL, IN ALL LIKELIHOOD, REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE ANY OF YOUR OWNERSHIP INTERESTS IN US.

     We have incurred, and anticipate that we will incur, substantial capital and operating cash flow losses for the foreseeable future in that we will be required to make substantial cash disbursements, including disbursements related to marketing and business development that may be in excess of our income. We expect these expenses to result in significant operating losses for at least the foreseeable future until we are able to attain adequate revenue levels and begin generating positive cash flow from operations. In this regard, on January 23, 2002, we obtained $1 million of debt financing from a related party, and $1 million of debt financing from a bank, which the same related party and its principal shareholder fully guaranteed, all in exchange for our issuance to the related party of 2,500,000 warrants to purchase shares of our common stock at an exercise price of $0.01 per share. A portion of the aggregate financing will be used to fund the aforementioned expenses and/or cash flow losses. However, even if we are able to generate a positive cash flow from operations, we will, in all likelihood, require additional capital to expand our operations by opening and/or acquiring additional Sterling Stores. This additional capital may not be available when needed or on terms acceptable to us. We also may need to seek additional financing through public or private sales of our securities, including equity securities, which equity securities, if and when issued, will dilute your ownership interests in us. Furthermore, insufficient funds may require us to delay, scale back or eliminate certain or all of our operations and activities.

CERTAIN OF OUR DIRECTORS ARE INVOLVED WITH OTHER COMPANIES IN THE RETAIL OPTICAL INDUSTRY, WHICH ARE IN COMPETITION WITH OUR STERLING STORES AND MAY RESULT IN POTENTIAL CONFLICTS.

     Dr. Robert Cohen and Dr. Alan Cohen, two of our directors, are also the principal shareholders and executive officers and directors of Cohen Fashion Optical, Inc. and its affiliate, Real Optical, LLC. Drs. Alan and Robert Cohen are brothers. Cohen Fashion Optical and Real Optical operate and franchise retail optical stores similar to Sterling Stores in the States of Connecticut, Florida, New Hampshire, Massachusetts, New Jersey and New York, and may in the future operate in other states as well. As of the date hereof, many Cohen Fashion Optical stores were located in the same shopping center or mall as, or in close proximity to, certain Sterling Stores; and, in the future, Cohen Fashion Optical and/or Real Optical may open or franchise additional stores that are located in the same areas as Sterling Stores. These competing businesses will, in all likelihood, reduce the revenues generated at our competing Sterling Stores.

     Drs. Robert and Alan Cohen are also the principal members and executive officers of, General Vision Services, LLC, or GVS, which operates retail optical stores located in the New York metropolitan area. GVS stores are similar to, and compete with, the Sterling Stores being operated and franchised by us in the same area. Furthermore, GVS solicits and administers third party benefit programs similar to those being administered by us through GVS's network of company-owned and independent retail optical stores. It is possible that additional GVS stores or other retail optical stores which provide services under third party benefit plans administered by GVS may, in the future, be located near one or more of our retail optical stores and may be competing directly with our stores.

     Additionally, we, Cohen Fashion Optical and/or GVS jointly participate in certain third party benefit plans and certain of our Sterling Stores, Cohen Fashion Optical stores and GVS stores participate as providers under third party benefit plans obtained by either us, Cohen Fashion Optical or GVS, and, in all likelihood, will continue to do so in the future.

     Because of the interests that Drs. Robert and Alan Cohen have in Cohen Fashion Optical, Real Optical and GVS, conflicts of interest may arise that may cause such individual shareholders/members to enter into business relationships that compete with us and cause a decrease in our revenues.

WE SIGNIFICANTLY DEPEND ON THE ABILITY AND EXPERIENCE OF CERTAIN MEMBERS OF OUR MANAGEMENT, AND THEIR DEPARTURE MAY ADVERSELY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND ATTAIN PROFITABILITY.

     We rely on the skills of certain members of our senior management team to guide our operations including, but not limited to, Mr. Robert S. Hillman, the chairman of our board of directors and our president and chief executive officer, and Mr. Christopher G. Payan, our chief financial officer, treasurer and secretary, the loss of either one of which could have an adverse effect on our operations. Furthermore, none of the members of our senior management team, other than Messrs. Hillman and Payan, have employment agreements with us. Accordingly, our key executives may not continue to work for us, which could prevent or delay the implementation of our business plan and our attainment of profitability.

WE DO NOT CONTROL THE MANAGEMENT OF ALL OF THE RETAIL OPTICAL STORES THAT OPERATE UNDER OUR NAME, AND THESE STORES MAY BE MANAGED BY UNSUCCESSFUL FRANCHISEES, WHICH WOULD REDUCE OUR REVENUES FROM THESE STORES.

     We rely, in part, on our franchisees for business development. Since we do not control the management of our franchised stores, it is possible that a franchisee/owner may not have the business acumen or financial resources to operate its franchise successfully. We, together with a substantial number of our franchisees, have recently experienced a decline in the sales generated from the operation of Sterling Stores. If a substantial number of our franchisees experience further declines in their sales and/or are ultimately not successful, our revenues from our franchisees would be adversely affected.

WE COMPETE WITH MANY TYPES OF EYEWEAR PROVIDERS, WHICH MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE.

     The retail optical business is highly competitive and includes chains of retail optical stores, superstores, individual retail outlets and a large number of individual opticians, optometrists and ophthalmologists that provide professional services and dispense prescription eyewear. As retailers of prescription eyewear, we generally service local markets, and, therefore, our competition varies substantially from one location or geographic area to another. If we are not successful in dealing with our competition, we will not be able to increase or maintain our customer base.

WE OFTEN OFFER INCENTIVES TO OUR CUSTOMERS, WHICH LOWERS OUR PROFIT MARGINS.

     At times when our major competitors offer significantly lower prices for their products, we are required to do the same. Certain of our major competitors offer promotional incentives to their customers including "50% Off" on designer frames and "Buy One, Get One Free" eyecare promotions. In response to these promotions we have offered the same or similar incentives to our customers. This practice has resulted in lower profit margins and these competitive promotional incentives may further adversely impact our results of operations. Although we believe that our Sterling Stores provide quality service and products at competitive prices, several of the large retail optical chains have greater financial resources than us. Therefore, we may not be able to continue to deliver cost efficient products in the event of aggressive pricing by our competitors.

WE HAVE PROVIDED PURCHASE MONEY FINANCING FOR A SUBSTANTIAL PORTION OF THE SALES PRICE OF OUR STORE ASSETS THAT ARE SOLD TO FRANCHISEES AND BEAR THE RISK OF NONPAYMENT OF THIS FINANCING, WHICH MAY ADVERSELY AFFECT OUR CASH POSITION.

     In most instances in the past, we provided purchase money financing for a substantial portion of the sales price of store assets sold to franchisees. In certain instances in which franchisees have defaulted on their purchase money obligations, we have been able to repossess the store's assets and sell these assets to another franchisee. However, we may not be able to continue, or be successful, with this practice in the future, and the failure to do so could have a material adverse effect on our cash position and ability to finance our business.

AS REFRACTIVE LASER SURGERY GAINS MARKET ACCEPTANCE, WE MAY LOSE REVENUE FROM TRADITIONAL EYEWEAR CUSTOMERS.

     As traditional eyewear users undergo laser vision correction procedures or other vision correction techniques, the demand for contact lenses and eyeglasses will decrease. Due to the fact that the marketing and sale of eyeglasses and contact lenses is a significant part of our business, a decrease in customer demand for these products could have a material adverse effect on our sales from prescription eyewear, as well as those of our franchisees.

WE ARE SUBJECT TO A VARIETY OF STATE, LOCAL AND FEDERAL REGULATIONS THAT AFFECT THE HEALTH CARE INDUSTRY, WHICH MAY AFFECT OUR ABILITY TO GENERATE REVENUES OR SUBJECT US TO ADDITIONAL EXPENSES.

     The regulatory requirements that we and our franchisees must satisfy to conduct our business varies from state to state. For example, some states have enacted laws governing the ability of ophthalmologists and optometrists to enter into contracts with business corporations or lay persons, and some states prohibit companies from computing their royalty fees based upon a percentage of the gross revenues generated by optometrists from exam fees. Various federal and state regulations also limit the financial and non-financial terms of agreements with health care providers and, therefore, our potential revenues may differ depending upon the nature of our various health care provider affiliations.

     We are also subject to regulations regarding our franchise business and in-store laboratory operations, as well as the operation, in California, of VisionCare of California, which is regulated by the California Department of Corporations. As a franchisor, we are subject to various registrations and disclosure requirements imposed by the Federal Trade Commission and by many of the states in which we conduct our franchising operations. The Federal Occupational Safety and Health Act regulates our in-store laboratory operations. Although we believe that we are in material compliance with all applicable laws and/or regulations, we may not be able to sustain compliance if these laws and/or regulations change in the future, and, in that event, we may have to incur significant expenses to maintain compliance.

WE MAY BE EXPOSED TO SIGNIFICANT RISK FROM LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS OR OTHERWISE TO PROTECT US AGAINST POTENTIAL LIABILITY CLAIMS.

     The provision of professional eyecare services entails an inherent risk of professional malpractice and other similar claims. We do not influence or control the practice of optometry by the optometrists that we employ or affiliate with, nor do we have responsibility for their compliance with certain regulatory and other requirements directly applicable to these individual professionals. As a result of the relationship between our employed and affiliated optometrists and us, we may become subject to professional malpractice actions under various theories, claims, suits or complaints relating to professional services provided by these individuals. We may not be able to retain adequate liability insurance at reasonable rates and our insurance may not be adequate to cover claims asserted against us, in which event our cash position and ability to continue our operations could be adversely affected.

OUR OPERATIONS AND SUCCESS ARE HIGHLY DEPENDENT UPON HEALTH CARE PROVIDERS AND WE MAY BE UNABLE TO ENTER INTO ARRANGEMENTS WITH THESE PROVIDERS.

     Certain states prohibit us from practicing medicine or employing optometrists to render professional services on our behalf. Accordingly, the success of our operations as a full-service eyecare provider depends upon our ability to enter into agreements with these health care providers to render professional services at Sterling Stores owned or managed by us or our franchisees. We and our franchisees may not be able to enter into agreements with other health care providers on satisfactory terms, or these agreements may not be profitable to us or them, which would reduce the revenues we and our franchisees could generate from the operation of our and their Sterling Stores.

WE ARE LEGALLY PROHIBITED FROM INDUCING, THROUGH THE USE OF FINANCIAL REWARDS, CERTAIN OF OUR CUSTOMERS TO DO BUSINESS WITH US AND WE COULD RECEIVE MONETARY PENALTIES FOR NON-COMPLIANCE.

     The Medicare and Medicaid anti-kickback statutes prohibit financial relationships that aim to induce, arrange, or recommend the purchase of items or services, or patient referrals to providers of services, for which payment may be made under federally funded health care programs. These anti-kickback statutes contain exceptions for, among other things, properly reported discounts and compensation for bona fide employees. In addition, federal regulations establish certain "safe harbors" from liability under the anti-kickback statutes including further refinements of the exceptions for discounts and employee compensation and a safe harbor for personal service contracts. Several states also have statutes or regulations prohibiting financial relationships with referral sources that are not limited to services for which Medicare and Medicaid payments may be made. If we are sanctioned under these federal and/or state anti-remuneration laws, we may be subject to civil monetary penalties, license suspension or revocation, or exclusion of our providers

CERTAIN EVENTS COULD RESULT IN DILUTION OF YOUR OWNERSHIP OF OUR COMMON STOCK.

     As of September 30, 2001, we had 27,004,972 shares of our common stock outstanding and 10,952,000 shares that were reserved for issuance under outstanding warrants, options and senior convertible preferred stock. The exercise and conversion prices, as the case may be, of our common stock equivalents range from $0.01 to $10.44 per share. These common stock equivalents also provide for antidilution protection upon the occurrence of stock splits, redemptions, mergers and certain other transactions. If one or more of these events occurs, the number of shares of our common stock that may be issued upon conversion or exercise would increase. If converted or exercised, these securities will result in a dilution to your percentage ownership of our common stock. In addition, if we acquire new companies through the issuance of common or preferred stock, your percentage of ownership may be diluted.

WE HAVE CREATED PROVISIONS IN OUR GOVERNING DOCUMENTS WHICH MAY MAKE IT DIFFICULT FOR OUR BUSINESS TO BE ACQUIRED OR OUR DIRECTORS TO BE REMOVED.

     Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to discourage, delay or make it more difficult for a change of control over our business to occur. There are also provisions designed to prevent the removal by our shareholders of directors who serve on our classified board of directors, even if some or a majority of them voted for the removal of a director. Currently, we have authorized 5,000,000 shares of preferred stock, of which we have issued and outstanding approximately 2.51 shares of senior convertible preferred stock, which are convertible into an aggregate of 334,667 shares of our common stock. Our board of directors has the authority to fix the rights, privileges, and preferences of the remaining authorized but unissued shares of preferred stock without any further vote or action by the shareholders. Therefore, the rights of the holders of our common stock are and may in the future be subject to, and may be adversely affected by, the rights of the holders of our senior convertible preferred stock, as well as the holders of any additional preferred stock that may be issued in the future. In addition, we are subject to the anti-takeover provisions of Section 912 of the Business Corporation Law of the State of New York, which could have the effect of delaying or preventing a change of control over our business.

ONE OF OUR DIRECTORS MAY EXERCISE SIGNIFICANT INFLUENCE OVER OUR COMPANY.

     As of February 11, 2002, Benito R. Fernandez, the principal shareholder of the selling stockholder, who is one of our directors, beneficially owned 5,957,075 shares of our common stock (including the shares underlying warrants to purchase 2,500,000 shares of our common stock) representing approximately 20.19% of our shares of common stock outstanding. As a result, Mr. Fernandez may exercise considerable control over our affairs.

                                  THE OFFERING

     We are registering 3,825,000 shares of our common stock for resale by the selling stockholder. The shares of common stock offered for resale may be sold by the selling stockholder by means of this prospectus in a secondary offering.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock described in this prospectus. The selling stockholder will receive all of the proceeds from the sale of the common stock described in this prospectus. However, an aggregate of up to 2,500,000 shares of common stock covered by this prospectus are issuable upon the exercise of warrants. The selling stockholder, as the holder of these warrants, is not obligated to exercise the warrants. If the warrants are exercised by payment of the exercise price in cash, then we will receive gross proceeds of $25,000 that we will use for working capital and general corporate purposes.


                               SELLING STOCKHOLDER

     The selling stockholder is Horizon Investors Corp., a New York corporation principally owned and controlled by Benito R. Fernandez, who became one of our directors on June 12, 2001. The table below sets forth certain information, as of February 11, 2002, with respect to the amount and percentage ownership of our common stock by the selling stockholder before this offering, the number of shares included in this prospectus that may be sold by the selling stockholder and the amount and percentage ownership of our common stock by the selling stockholder after this offering, assuming that all of the shares included in this prospectus are sold by the selling stockholder.

     On June 5, 2001, we entered into a settlement agreement and mutual release with Rare Medium Group, Inc. and Rare Medium, Inc. under which our dispute with these entities, regarding each party's respective obligations under our various agreements with them, pertaining to the development and implementation of our previously abandoned e-commerce business and strategies, was settled and each of the parties was released from substantially all of their respective obligations; and in partial consideration of the settlement, we issued 1,000,000 shares of our common stock to Rare Medium, Inc. which, on November 7, 2001, sold such shares, together with an additional 325,000 shares of our common stock previously acquired by Rare Medium, Inc., to the selling stockholder.

     On January 23, 2002, the selling stockholder made available to us a credit facility, in the maximum amount of $1 million. On January 23, 2002, North Fork Bank, Melville, New York, loaned to us the additional sum of $1 million, the repayment of which was personally guaranteed by both the selling stockholder and Mr. Fernandez, as well as secured by a $1 million certificate of deposit pledged to such bank by the selling stockholder. In partial consideration of the foregoing, we granted to the selling stockholder five-year warrants to purchase up to 2,500,000 shares of our common stock at an exercise price of $.01 per share. The vesting of 750,000 of such warrants is subject to certain vesting requirements.

  Common stock beneficially                            Common stock beneficially
 owned prior to the offering                           owned after the offering
 ---------------------------                           -------------------------
Name of                    Percent         Shares                       Percent
Beneficial                   of           offered                          of
Owner          Number      Class**    in this offering     Number        Class**
----------   ----------   ---------   ----------------   ----------    ---------
Horizon      5,957,075*     20.19%       3,825,000*       2,132,075       7.23%
Investors
Corp.


     *This amount includes 750,000 shares underlying a portion of the warrants, which are subject to certain vesting requirements and will not be exercisable within the next 60 days.

     **For purposes of calculating the number of shares of common stock outstanding, we have added 2,500,000 shares issuable upon the exercise of warrants owned by the selling stockholder.


                              PLAN OF DISTRIBUTION

     The shares being offered by the selling stockholder or its pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve one or more of the following methods, without limitation:


     o on the OTC Bulletin Board or on any other market on which our common stock may from time to time be trading;

     o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o in privately-negotiated transactions;

     o through the writing of options on the shares;

     o through market sales, both long or short, to the extent permitted under the federal securities laws; or

     o in any combination of these methods.

     The sale price to the public may be:

     o the market price prevailing at the time of sale;

     o a price related to the prevailing market price;

     o at negotiated prices; or

     o any other prices as the selling stockholder may determine from time to time.


     In effecting sales, brokers and dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate.

     The shares may also be sold pursuant to Rule 144 under the securities act. The selling stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of its shares if it deems the purchase price to be unsatisfactory at any particular time.

     The selling stockholder or its respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholder cannot assure that all or any of the shares offered by this prospectus will be issued to, or sold by, the selling stockholder. The selling stockholder and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed "underwriters" as that term is defined under the securities act or the exchange act, or the rules and regulations under those acts. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the securities act.

     The selling stockholder, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. The selling stockholder has not entered into any agreement with a prospective underwriter and there can be no assurance that any such agreement will be entered into. If the selling stockholder enters into such an agreement or agreements, then the relevant details will be set forth in a supplement or revision to this prospectus.

     The selling stockholder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the exchange act and the rules and regulations under the exchange act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the same securities for a specified period of time prior to the commencement of the distribution, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

     We have agreed to pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus, except that the selling stockholder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares and the fees of the selling stockholder's counsel.

     We have agreed with the selling stockholder to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the second anniversary of the effective date of the registration statement and the date that all of the shares registered for sale under this prospectus have been sold.

     We have agreed to indemnify the selling stockholder, or its transferees or assignees, against certain liabilities, including liabilities under the securities act, or to contribute to payments that the selling stockholder or its pledgees, donees, transferees or other successors in interest, may be required to make in respect of those liabilities.


                        DESCRIPTION OF OUR CAPITAL STOCK

     The following general summary of our capital stock is qualified in its entirety by reference to our amended and restated certificate of incorporation, a copy of which is on file with the SEC. See "Where You Can Find More Information" for a description of the documents incorporated by reference in this prospectus.


General

     We are authorized to issue 50,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of preferred stock, $.01 par value. As of February 11, 2002, we had 27,187,309 shares of common stock issued and 27,004,972 shares of common stock outstanding, and approximately 2.51 shares of our senior convertible preferred stock issued and outstanding, convertible into an aggregate of 334,667 shares of our common stock.


Common Stock

     Holders of shares of our common stock are entitled to dividends when and as declared by our board of directors from legally available funds therefor and, upon liquidation, are entitled to share pro rata in any shareholder distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of our preferred stock. However, we have no intention to pay dividends on shares of our common stock in the foreseeable future as our board of directors has decided to retain earnings to finance our operations and possible expansion. Each holder has one, non-cumulative vote for each share held. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

     We have designated 35 shares of our preferred stock as senior convertible preferred stock, of which approximately 2.51 shares were issued and outstanding as of February 11, 2002. The holders of the senior convertible preferred stock vote as a single class with the common stock, on an as-converted basis, on all matters on which the holders of the common stock are entitled to vote. Each outstanding share of senior convertible preferred stock may currently be converted into common stock at the conversion price of $0.75 per share.

     Until the senior convertible preferred stock has been converted into common stock, we cannot consolidate, merge or transfer all or substantially all of our assets to any person unless the terms of the consolidation, merger, or transfer include the preservation of the senior convertible preferred stock. There is a liquidation preference of $100,000 per share of senior convertible preferred stock.


Warrants

     As of September 30, 2001,  there were  outstanding  warrants to purchase an
aggregate  of  4,952,533   shares  of  our  common  stock,   exercisable   at  a
weighted-average exercise price of approximately $3.94 per share.


Stock Options

     As of September 30, 2001, there were outstanding options to purchase an aggregate of 5,664,800 shares of our common stock at exercise prices ranging from $0.22 to $10.44 per share, of which, options to purchase 4,322,381 shares were exercisable. Some of these options are subject to vesting, generally over a three-year vesting period.


                                  LEGAL MATTERS

     The validity of the common stock that is being offered pursuant to this prospectus will be passed upon by Piper Marbury Rudnick & Wolfe LLP, New York, New York.


                                     EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, of which this prospectus forms a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-2 that we are filing with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our File Number is 1-14128.

     You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:


450 Fifth Street, N.W.                 Northwest Atrium Center
Room 1024                              500 West Madison Street
Washington, D.C. 20549                 Suite 1400
                                       Chicago, Illinois 60661


     Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's web site at http://www.sec.gov.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or solicit an offer to buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The  SEC  allows  us  to   "Incorporate   by  Reference"   certain  of  our
publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference into this prospectus the following documents:

     o Our annual report on Form 10-K for the year ended December 31, 2000.

     o Our annual report on Form 10-K/A for the year ended December 31, 2000.

     o Our quarterly report on Form 10-Q for the quarter ended March 31, 2001.

     o Our quarterly report on Form 10-Q for the quarter ended June 30, 2001.

     o Our quarterly report on Form 10-Q for the quarter ended September 30, 2001.

     o Our current report on Form 8-K, dated June 13, 2001.

     o Our current report on Form 8-K, dated July 2, 2001.

     o Our current report on Form 8-K, dated August 22, 2001.

     o Our current report on Form 8-K, dated February 4, 2002.

     o Our definitive proxy statement, dated July 23, 2001.

     If you are a shareholder, you may request a copy of any or all of these documents incorporated by reference, at no cost, by contacting us at the following address or telephone number: Emerging Vision, Inc., 100 Quentin
Roosevelt Boulevard, Garden City, New York 11530, Attention: Christopher G. Payan, Chief Financial Officer, Telephone No.: (516) 390-2100.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates forward-looking statements including statements regarding, among other items, our business strategy, growth strategy, and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made.

     These forward-looking statements are based largely on our expectations. They are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus or made in documents incorporated into this prospectus, describe factors that could contribute to or cause differences between our expectations and actual results.

     We have described many of these factors in "Risk Factors" and "About Emerging Vision, Inc." Because of these risks and uncertainties, the forward-looking information contained in this prospectus may not in fact occur or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable in connection with the sale of the common stock being registered hereby. Except for the SEC registration fee, all expenses are estimated:

          Item                                                         Amount
          ----                                                         ------
          SEC registration fee....................................   $    30
          Printing and engraving expenses.........................       500
          Legal fees and expenses.................................    15,000
          Accounting fees and expenses............................     3,000
          Miscellaneous...........................................       500
          Total...................................................   $19,030

     All expenses incurred in connection with this offering will be borne by the Registrant. The selling stockholder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares offered by the prospectus contained in this registration statement.

Item 15. Indemnification of Directors and Officers.

     The Business Corporation Law of the State of New York ("BCL") provides that if a derivative action is brought against a director or officer, the Registrant may indemnify him or her against amounts paid in settlement of such action and reasonable expenses, including attorneys' fees incurred by him or her in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the Registrant. In a nonderivative action or threatened action, the BCL provides that the Registrant may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees incurred by him or her in defending such action, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant.

     Under the BCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstance, such director or officer may be indemnified only if certain conditions specified in the BCL are met. The indemnification provisions of the BCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the by-laws of a corporation or, when authorized by such certificate of incorporation or by-laws, pursuant to a shareholders' resolution, a directors' resolution or an agreement providing for such indemnification.

     The above is a general summary of certain indemnity provisions of the BCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the BCL.

     Our amended and restated certificate of incorporation provides that a director shall not be liable to us or our shareholders for damages for any breach of duty in such capacity except for liability in the event of a judgment or other final adjudication adverse to such director establishes that his/her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that such director personally gained a financial profit or other advantage to which he/she was not legally entitled or that such director's acts violated Section 719 of the BCL. Our amended and restated by-laws provide for our indemnification of directors and officers, to the fullest extent permitted by applicable law, for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is made a party by virtue of his or her being an officer or director of the Registrant, if such director or officer acted in good faith, for a purpose which he/she reasonable believed to be in the best interests of our business, and in criminal actions or proceedings, in addition, had no reasonable cause to believe that his/her conduct was unlawful. We have not entered into indemnification agreements with any of our directors.

Item 16. Exhibits

     The following exhibits were filed as part of this registration statement:


Exhibit Number      Description of Document

5.1*                Opinion of Piper Marbury Rudnick & Wolfe LLP
23.1                Consent of Arthur Andersen LLP
23.2*               Consent of Piper Marbury Rudnick & Wolfe LLP (included
                      in Exhibit 5.1)
24.1                Power of Attorney (appears on signature page)

* To be filed by amendment.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

     1. To file,  during any period in which offers or sales of the shares being
registered   hereby  are  being  made,  a   post-effective   amendment  to  this
Registration Statement:


     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in such prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) promulgated under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, and incorporated by reference in this Registration Statement;

     2. That, for the purpose of determining liability under the Securities Act, it shall treat each post-effective amendment as a new registration statement of the securities offered hereby, and treat the offering of the securities, at that time, as an initial bona fide offering; and

     3. To remove from registration, by means of a post-effective amendment, any
of  the  securities  being  registered   hereby  which  remains  unsold  at  the
termination of the offering.


     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Meadow, State of New York, on February 6, 2002.

                                            EMERGING VISION, INC.


                                            By:      /s/ Robert S. Hillman
                                               --------------------------------
                                                     Robert S. Hillman
                                                     Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer


                                            By:      /s/ Christopher G. Payan
                                               --------------------------------
                                                     Christopher G. Payan
                                                     Chief Financial Officer,
                                                     Treasurer and Secretary


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert S. Hillman and Christopher G. Payan, singly and together, as his/her true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement, and make such changes and additions to this Registration Statement, including any subsequent registration statement for the same offering that may be filed under Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that each said attorney-in-fact and agent, or his/her substitutes, may lawfully do or cause to be done by virtue thereof and the Registrant hereby confers like authority on its behalf.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated:

      Signature                         Title                         Date
      ---------                         -----                         ----
/s/ Robert S. Hillman     Chairman of the Board of Directors,
------------------------  Directors, President and Chief        February 6, 2002
Robert S. Hillman         Executive Officer (Principal
                          Executive Officer)

/s/ Christopher G. Payan  Chief Financial Officer, Treasurer
------------------------  and Secretary (Principal Financial    February 6, 2002
Christopher G. Payan      Officer)

                          Director                              February _, 2002
------------------------
William Stasior

/s/ Robert Cohen          Director                              February 6, 2002
------------------------
Robert Cohen

/s/ Alan Cohen            Director                              February 6, 2002
------------------------
Alan Cohen

/s/ Joel Gold             Director                              February 4, 2002
------------------------
Joel Gold

/s/ Benito(Ben)Fernandez  Director                              February 4, 2002
------------------------
Benito (Ben) Fernandez

                          Director                              February _, 2002
------------------------
Jerry Novak

                              EMERGING VISION, INC.
                                    FORM S-2
                             REGISTRATION STATEMENT
                                  EXHIBIT INDEX



Exhibit Number      Description of Document

5.1*                Opinion of Piper Marbury Rudnick & Wolfe LLP
23.1                Consent of Arthur Andersen LLP
23.2*               Consent of Piper Marbury Rudnick & Wolfe LLP (included in
                       Exhibit 5.1)
24.1                Power of Attorney (appears on signature page)


* To be filed by amendment.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our report dated March 29, 2001 included in Emerging Vision, Inc.'s Form 10-K for the year ended December 31, 2000 and to all references to our Firm included in this registration statement.


                                               /s/ Arthur Andersen LLP


Melville, New York
February 11, 2002